Attention Business Editors:

Arizona Star completes $5.1 million financing

TORONTO and VANCOUVER, Jan. 26 /CNW/ - Arizona Star Resource Corp. (TSX-V: AZS) announced today that it has completed the issue of 800,000 common shares by way of private placement at $6.40 per share for gross proceeds of $5,120,000. The shares were sold to arms' length financial institutions and are subject to a four-month hold period ending May 27, 2005. A 2% finder's fee was paid to an independent party on closing.

Proceeds from the financing will be used to fund cash calls in 2005 on the Cerro Casale joint venture, expenses related to Bema Gold Corporation's proposed bid for shares of Arizona Star Resource Corp. and for general working capital requirements.

Arizona Star Resource Corp. holds a 25% interest in the Cerro Casale gold-copper project located in Chile. Placer Dome inc. holds a 51% interest in the project and is the operator. Bema Gold Corporation holds the remaining 24% interest in the project.

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release. Arizona Star Resource Corp. trades on the TSX Venture Exchange under the symbol AZS.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

/For further information: please contact: Paul A. Parisotto, President and CEO, Tel.: (416) 369-9333/

(AZS.)